UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010

Commission File Number: 333-164885

GIBSON ENERGY ULC

1700, 440-2nd Ave S.W.

Calgary, Alberta T2P 5E9

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-N/A

Gibson Energy ULC, an independent midstream energy company, today announced the resignation of Terry W. Gomke and David F. Pope from the boards of each of Gibson Energy ULC, or Gibson Energy, Gibson Energy Holding ULC, or Gibson Parent, and GEP Midstream Finance Corp., or GEP, effective June 17, 2010.  Concurrently with their respective resignations, the board of directors of each of Gibson Energy, Gibson Parent and GEP elected Robert Pritchard and Clayton Woitas as directors of each of Gibson Energy, Gibson Parent and GEP effective June 17, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GIBSON ENERGY ULC

	By:	/s/ A. Stewart Hanlon
	Name:	A. Stewart Hanlon
	Title:	President and Chief Executive Officer

Date: June 21, 2010